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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                             HI-LO AUTOMOTIVE, INC.
                           (NAME OF SUBJECT COMPANY)

                           SHAMROCK ACQUISITION, INC.
                          A WHOLLY OWNED SUBSIDIARY OF
                           O'REILLY AUTOMOTIVE, INC.
                                   (BIDDERS)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  428939D 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DAVID E. O'REILLY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           O'REILLY AUTOMOTIVE, INC.
                              233 SOUTH PATTERSON
                             SPRINGFIELD, MO 65802
                                 (417) 862-2674
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH A COPY TO:
                                 PETER C. KRUPP
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                       333 WEST WACKER DRIVE, SUITE 2100
                            CHICAGO, ILLINOIS 60606
                                 (312) 407-0700

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  O'Reilly Automotive, Inc., a Missouri corporation (the "Parent"), hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 dated December 24, 1997 (as amended or supplemented from time to time, the "Schedule 14D-1"), which has been filed by the Parent and Shamrock Acquisition, Inc., a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of the Parent, with the Securities and Exchange Commission, relating to an offer by the Purchaser to purchase all the outstanding shares of the common stock, par value $.01 per share (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, of Hi-Lo Automotive, Inc., a Delaware corporation, at a price of $4.35 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated December 24, 1997, and the related letter of Transmittal. All capitalized terms shall have the meanings assigned to them in the Schedule 14D-1, as amended to date, unless otherwise indicated herein.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11 is hereby amended and supplemented by the addition of the following:

  (a)(10) Text of Press Release, dated January 27, 1998, issued by O'Reilly Automotive, Inc.
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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Shamrock Acquisition, Inc.

                                             /s/ David E. O'Reilly
                                          By: ___________________
                                             Name: David E. O'Reilly
                                             Title: President
Dated: January 27, 1998
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                                 EXHIBIT INDEX

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------
 *(a)(1) Offer to Purchase, dated December 24, 1997.
 *(a)(2) Letter of Transmittal.
 *(a)(3) Notice of Guaranteed Delivery.
 *(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees.
 *(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees.
 *(a)(6) Guidelines for Certification of Taxpayer Identification Number
         on Substitute W-9.
 *(a)(7) Text of Joint Press Release, dated December 23, 1997, issued by
         O'Reilly Automotive, Inc. and Hi-Lo Automotive, Inc.
 *(a)(8) Form of Summary Advertisement, dated December 24, 1997.
 *(a)(9) Text of Press Release, dated January 9, 1998, issued by O'Reilly
         Automotive, Inc.
 (a)(10) Text of Press Release, dated January 27, 1998, issued by
         O'Reilly Automotive, Inc.
 *(b)    Commitment Letter, dated December 20, 1997, among O'Reilly
         Automotive, Inc., Nationsbank N.A. and NationsBanc Montgomery
         Securities, Inc.
 *(c)(1) Agreement and Plan of Merger, dated as of December 23, 1997 among O'Reilly Automotive, Inc., Shamrock Acquisition, Inc. and
         Hi-Lo Automotive, Inc.
 *(c)(2) Confidentiality Agreement, dated as of November 26, 1997, among
         O'Reilly Automotive, Inc., Hi-Lo Automotive, Inc. and SBC
         Warburg Dillon Read, Inc.
  (d)    None.
  (e)    Not applicable.
  (f)    None.

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*Previously filed.

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